                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 _____________

                               SCHEDULE 13E-3/A
                                Amendment No. 2


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       ALZA TTS RESEARCH PARTNERS, LTD.
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                             (Name of the Issuer)


               ALZA DEVELOPMENT CORPORATION and ALZA CORPORATION
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                     (Name of Person(s) Filing Statement)


                     Class A Limited Partnership Interests
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                Not Applicable
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                     (CUSIP Number of Class of Securities)


David R. Hoffmann                                      Bruce C. Cozadd
President                                              Senior Vice President and
ALZA Development Corporation                           Chief Financial Officer
950 Page Mill Road                                     ALZA Corporation
P.O. Box 10950                                         950 Page Mill Road
Palo Alto, CA  94303-0802                              P.O. Box 10950
(650) 494-5300                                         Palo Alto, CA  94303-0802
                                                       (650) 494-5000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):
        (a) [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        (b) [_] The filing of a registration statement under the Securities Act of 1933.

        (c)  [_]  A tender offer.

        (d)  [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation/1/:  $91,176,592.48      Amount of Filing Fee/2/:  $18,236
--------------------------------------------------------------------------------

------------------

       /1/ For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $91,176,592.48 million for all issued and outstanding limited partnership interests to be acquired pursuant to this transaction.

       /2/ The amount of the filing fee, calculated in accordance with Rule
0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by the general partner of ALZA TTS Research Partners, Ltd. for such limited partnership interests. The filing fee was paid in connection with the filing of the Schedule 13E-3 with the Securities and Exchange Commission on June 30, 1998.


[_]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:                       Filing party:
                       -------------------                 -------------------

Form or registration no.:                     Date filed:
                         -----------------                --------------------


       Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.

INTRODUCTION.
------------

     This Schedule 13E-3 Transaction Statement, as amended (the "Statement"), relates to the exercise by ALZA Development Corporation, a California corporation ("ADC"), of its option to purchase all issued and outstanding limited partnership interests of ALZA TTS Research Partners, Ltd., a California limited partnership (the "Issuer"). ADC is the general partner of the Issuer (referred to herein, in such capacity, as the "General Partner") and a wholly owned subsidiary of ALZA Corporation, a Delaware corporation ("ALZA"). This Statement is being filed by ALZA and ADC. Notwithstanding this Statement, ALZA and ADC do not admit that the transaction described herein is subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Item 4.  Terms of Transaction.
-----------------------------

     (a) On August 14, 1998 (the "Closing Date"), ADC consummated the purchase of all of the outstanding Class A Limited Partnership Interests and the Class B Limited Partnership Interest (together, the "Limited Partnership Interests") of the Issuer through the exercise of its purchase option pursuant to the terms of the Agreement of Limited Partnership dated December 30, 1982, as amended (the "Partnership Agreement"). On the Closing Date, in accordance with the Partnership Agreement, ADC forwarded to each holder of a Limited Partnership Interest or Limited Partnership Interests its pro rata share of the $91,176,592.48 exercise price. The Partnership Agreement provides that on the Closing Date, upon the payment of the exercise price by ADC, title to all of the Limited Partnership Interests automatically transfers to ADC without the necessity of any action on the part of any limited partner. Accordingly, ADC now owns all of the Limited Partnership Interests. ADC will continue as a wholly owned subsidiary of ALZA.

     (b)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              ALZA CORPORATION


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

Date: August 14, 1998         By: /s/ Bruce C. Cozadd
                                 ----------------------------------------
                                 Bruce C. Cozadd, Senior Vice President
                                 and Chief Financial Officer



                              ALZA DEVELOPMENT CORPORATION



Date: August 14, 1998         By: /s/ David R. Hoffmann
                                 ----------------------------------------
                                 David R. Hoffmann, President
                                 and Chief Financial Officer
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